------                                              --------------------------
FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 Shell Capital Inc.                               Brigham Exploration Company (BEXP)               to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
 910 Louisiana, Suite 5000                        Person, if an entity         10/2000          ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
 Houston           Texas            77002              76-0555907            Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                    Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                  X Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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                                                                                                                         See
                                                                                                                         Explan-
                                                                                                  Common                 atory
Warrants                     $3.00        10/31/00    J       1,250,000        Immed.  10/31/07   Stock    1,250,000     note
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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  6,730,769                   D
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Explanation of Responses: As a condition precedent to the funding of a Subordinated Credit Agreement dated October 31, 2000 among
Issuer, the reporting person and the other parties signatory thereto, the Issuer granted to the reporting person the above described warrants.


                                                                                                /s/ R. W. LEFTWICH          11/06/00
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -------------------------------   --------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                             JOINT FILING AGREEMENT

         Shell Oil Company ("Shell Oil") is deemed to be the beneficial owner of the shares of the warrants described on the Form 4 attached hereto as filed by Shell Capital Inc. ("Shell Capital") because Shell Capital is a wholly-owned subsidiary of Shell Oil. Therefore, Shell Oil joins Shell Capital in filing this Form 4.

Shell Oil Company
One Shell Plaza
910 Louisiana
Houston, Texas  77002

SHELL OIL COMPANY



By: /s/ R. W. LEFTWICH
   -----------------------------
Name:   R. W. Leftwich
Title:  Treasurer



         Shell Petroleum Inc. ("Shell Petroleum") is deemed to be the beneficial owner of the shares of the warrants described on the Form 4 attached hereto as filed by Shell Capital Inc. ("Shell Capital") because Shell Capital is a wholly-owned subsidiary of Shell Oil which is a wholly-owned subsidiary of Shell Petroleum. Therefore, Shell Petroleum joins Shell Capital in filing this Form 4.

Shell Petroleum Inc.
1105 Market Street
Suite 1300
Wilmington, Delaware  19899

SHELL PETROLEUM INC.



By: /s/ R. W. LEFTWICH
   -----------------------------
Name:   R. W. Leftwich
Title:  Assistant Treasurer




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